UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72852 / August 15, 2014

Admin. Proc. File No. 3-15005

In the Matter of

CHINA SKY ONE MEDICAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

  The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Sky One Medical, Inc., and the Commission has not chosen to review the decision on its own initiative.

  Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to China Sky One Medical, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of China Sky One Medical, Inc., is revoked.

  For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

         Jill M. Peterson
         Assistant Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *China Sky One Med., Inc.*, Initial Decision Rel. No. 627 (July 2, 2014), 109 SEC Docket 05, 2014 WL 2965303 The stock symbol and Central Index Key number for China Sky One Medical, Inc., are CSKI and 0000798985.

INITIAL DECISION RELEASE NO. 627
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15005

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of : INITIAL DECISION MAKING
: FINDINGS AND REVOKING
CHINA SKY ONE MEDICAL, INC. : REGISTRATION BY DEFAULT
: July 2, 2014

APPEARANCE: David J. Van Havermaat for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of China Sky One Medical, Inc. (Respondent or CSKI). The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 4, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. It was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on April 8, 2014.[1] To date, it has not filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondent has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's and the Nevada Secretary of State's public official records concerning Respondent, pursuant to 17 C.F.R. § 201.323.

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[1] CSKI, a Nevada corporation, was served with the OIP by service on its Nevada registered agent, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090.

II. FINDINGS OF FACT

CSKI is a Nevada corporation headquartered in Harbin, Heilongjiang Province, China. It manufactures and sells medicinal and diagnostic products, and all of its operations are carried out in China. At all relevant times, CSKI's common stock has been registered pursuant to Section 12(g) of the Exchange Act, and the company has filed annual reports on Forms 10-K, quarterly reports on Forms 10-Q, and current reports on Forms 8-K pursuant to Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, and 13a-13 thereunder. The stock was traded on the NASDAQ Global Market under the symbol "CSKI" from September 14, 2008 to February 15, 2012. NASDAQ halted the trading following the company's announcement of the resignation of 26 mid-level managers, including nine from the accounting department and two from internal controls functions. CSKI's external audit firm resigned on March 12, 2012, and NASDAQ filed a Form 25 to delist CSKI's stock on March 14, 2012, after finding that the stock was no longer suitable for continued listing and trading. Currently, CSKI's stock trades in the over-the-counter market under the ticker symbol "CSKI." In the meantime, CSKI's CFO resigned effective December 22, 2011, and its CEO Yan-qing Liu has been on sick leave since December 2011. CSKI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on November 9, 2011, for the period ended September 30, 2011.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants.   Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of CHINA SKY ONE MEDICAL, INC., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[2]

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Carol Fox Foelak
Administrative Law Judge

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[2] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13-14 & n.28 (Oct. 17, 2013).